EXHIBIT 10.20
October 19, 2007
Mr. W. Eric Streed
5324 Kimblewick Cove
Dunwoody, GA 30338
Re: Offer letter
Dear Eric,
We are pleased to offer you the position of Senior Vice-President, Supply Chain in the new AbitibiBowater, Inc. The following are details as agreed upon on this date:
Location: Montreal, Quebec, Canada
Effective Date:
The effective date is the closing of the merger. This offer is contingent on the conclusion of the merger, your being authorized to work in Canada and subject to approval of the Human Resources and Compensation Committee (“HRCC”) of the new company of various compensation items.
Compensation:
Your annual base salary, effective the date of the merger, will be US$340,000. You will be eligible to participate in a short-term incentive plan with a target level of 50% of your base salary.
We will request that the HRCC approve base compensation and incentive targets for the new executive team and approve several compensation redesigns. We expect to terminate the current 2007 Annual Incentive Plan on the Closing Date and to pay the resulting bonus as soon as practicable. We will substitute a new plan for the remainder of 2007 and all of 2008, emphasizing the achievement of synergies.
Additionally, for executives at your level, we will request an equity award tied to synergy achievement. We anticipate continuing annual equity grants of similar value as you currently receive and a target level of ownership of common shares may be required. Previous equity awards will rollover into the new company and will be paid according to the initial payout schedule.
You will also be eligible for a perquisite allowance of US$12,000 per year and an additional benefit value of up to US$5,000 for US tax preparation.

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Others:
(1)	You will participate in the company’s pension and benefit plans.

(2)	Following the merger, the new company intends to harmonize certain benefits offered to salaried employees, including senior executives, which may lead to changes in the current benefits. You will be informed about any changes at the appropriate time.

(3)	Subject to the approval of the HRCC, you will be covered by an employment agreement and a new Change in Control agreement.

(4)	In addition, you will be eligible for the company’s international relocation policy to assist you with your move to Montreal. In order to facilitate the process, we have assigned Paula Ferreira to facilitate and coordinate all aspects of your relocation. Please feel free to contact her at your earliest convenience at (514) 954-2988 or ferreirap@bowater.com. The relocation benefits will include a lump sum of $103,826 as a housing and cost of living offset, which will be payable only when you begin the relocation process and will be subject to Canadian taxes. This payment includes an amount attributable to the higher Canadian tax rate. Please refer to the enclosed policy for more details.
We are excited about the prospects of the combination of the two companies and look forward to having you joining us on the leadership team. It will be a challenge.
Please acknowledge receipt of this offer letter and agreement with its terms by signing the two originals and returning one copy to Jim Wright.
Yours truly
/s/ Jim T. Wright

Jim T. Wright
Senior Vice-President, Human Resources
I accept this offer:

/s/ W. Eric Streed
W. Eric Streed	Date

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